

March 6, 2023

Dr. Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

> **Re: Clearmind Medicine Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted on February 21, 2023**
> **CIK No. 0001892500**

Dear Dr. Adi Zuloff-Shani:

We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, submitted on February 21, 2023

Cover Page

1. Please revise your disclosure to include all of the information that is required by Item 501(b)(8)(iii) of Regulation S-K, including the date that the offering will end. Additionally, we note your disclosure that the placement agent expects to deliver the Common Shares on or about a certain date. Please disclose whether this offering will end in a single closing.

2. Please revise the heading to reflect that you are also offering 4,054,100 Common Shares underlying the Common Warrants.

Dr. Adi Zuloff-Shani
Clearmind Medicine Inc.
March 6, 2023
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Joe McCann on 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David A. Huberman